DORSEY
DORSEY & WHITNEY LLP

February 19, 2008

08000817

VIA COURIER

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

B. Information filed by the Company with the Toronto Stock Exchange

- Form 5 Submission filed pursuant to TSX listing rules.

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

C. Information filed by the Company with the London Stock Exchange

None

D. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie Kaufman

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.10	CDN	02/18/2008	03/06/2008	03/20/2008

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	02/19/2008
Last Updated:	02/19/2008

END